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EXHIBIT 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Earnings:
Income (loss) before income taxes	$(9,502)	$(10,333)	$652	$2,659	$(14,512)	$(56,893)
Add: Fixed charges	1,195	1,510	8,915	10,191	10,371	9,908
Less: Capitalized interest	—	—	—	—	(531)	(1,698)

Earnings	$(8,308)	$(8,824)	$9,567	$12,850	$(4,673)	$(48,683)

Fixed Charges:
Interest expensed and capitalized	$—	$155	$7,965	$8,989	$8,957	$8,258
Amortization of convertible notes offering costs	—	—	628	721	721	786
Estimated interest portion of rent expense	1,195	1,355	322	481	693	864

Fixed charges	$1,195	$1,510	$8,915	$10,191	$10,371	$9,908

Ratio of earnings to fixed charges(1)	N/A	N/A	1.07	1.26	N/A	N/A

(1)
Income (loss) before income taxes for the years ended December 31, 1998, 1999 and 2002 and the nine-month period ended September 30, 2003 was not sufficient to cover fixed charges by a total of approximately $9.5 million in 1998, $10.3 million in 1999, $15.0 million in 2002 and $58.6 million for the nine-month period ended September 30, 2003. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

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  EXHIBIT 12.1
STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES